EXHIBIT 12.1

Compass Minerals Group, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,

	2002	2001	2000

Earnings:
Income (loss) before income taxes	$31.5	$45.9	$(571.4)
Plus fixed charges	44.0	16.7	18.4
Less capitalized interest	---	(1.0)	(1.1)

	$75.5	$61.6	$(554.1)

Fixed Charges:
Interest charges	$41.3	$14.3	$16.4
Plus interest factor in operating rent expense	2.7	2.4	2.0

	$44.0	$16.7	$18.4

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.72x	3.69x	$(572.5)